Exhibit 99.1

Catalyst Paper Corporation Announces Terms of Note Offering

RICHMOND, BC, Nov. 28, 2014 /CNW/ - Catalyst Paper Corporation (TSX: CYT) ("Catalyst" or the "Company") today announced the terms of a private placement of US$25.0 million aggregate principal amount (the "Offering") of PIK Toggle Senior Secured Notes ("Offered Notes"), which will form part of the same series as Catalyst's existing PIK Toggle Senior Secured Notes (the "Existing Notes") of which there are presently US$235.5 million aggregate principal amount outstanding.  Upon completion of the Offering, the Offered Notes will represent approximately 9.6% of the US$260.5 million aggregate principal amount of outstanding PIK Toggle Senior Secured Notes.

The Offered Notes will be issued at a 20% discount to face value, a price that was determined by Catalyst with reference to, among other things, the trading history of the Existing Notes.  As with the Existing Notes, the Offered Notes will be due October 30, 2017, bear interest at a rate of 11% per annum in cash or, at the option of the Company, 13% per annum (payable 7.5% in cash and 5.5% payment-in-kind) and are not convertible into equity securities of Catalyst.  Catalyst expects to receive gross proceeds from the Offering of US$20.0 million.

The Offered Notes will be offered by Catalyst to eligible offerees that hold Existing Notes on December 5, 2014, with eligible offerees being permitted to subscribe for their pro-rata share of Offered Notes based on the aggregate principal amount of Existing Notes held by such holders relative to the total aggregate principal amount of outstanding Existing Notes.  As described below, certain holders of Existing Notes have agreed to backstop the issuance of Offered Notes.  Under the Offering, all eligible holders of Existing Notes will be entitled to participate in such backstop on a pro-rata basis.

Based on Catalyst's records, as at November 24, 2014 Cyrus Capital Partners L.P. ("Cyrus") held 6,291,561 common shares of Catalyst ("Shares") representing 43.31% of the issued Shares and Mudrick Capital Management L.P. ("Mudrick") held 2,860,473 Shares representing 19.69% of the issued Shares.  Cyrus and Mudrick (the "Related Parties") are consequently insiders of Catalyst by virtue of each holding over 10% of the issued Shares of Catalyst.  Cyrus and Mudrick also held US$39,883,621 and US$54,455,123 aggregate principal amount of Existing Notes as at November 24, 2014, respectively, and intend to subscribe for their respective pro-rata share of Offered Notes in the Offering and backstop the purchase of Offered Notes that are not purchased by other holders of Existing Notes in the Offering.  As a result, the Offering constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") insofar as it involves the Related Parties.  As the Offered Notes would constitute a loan from the Related Parties to Catalyst an exemption from the minority shareholder approval requirement under MI 61-101 is available as (i) Catalyst has determined that the terms of the Offered Notes constitute reasonable commercial terms that are not less advantageous to Catalyst than those terms that could have been obtained from a person dealing at arm's length with Catalyst, and (ii) the Offered Notes are not convertible into or repayable in equity or voting securities of Catalyst.  To the knowledge of Catalyst, the Related Parties do not have knowledge of any material information regarding Catalyst or its securities that has not been generally disclosed.

As all eligible holders of Existing Notes will have the opportunity to subscribe for Offered Notes on a pro-rata basis, the Offering (leaving aside the backstop) will not impact the percentage of PIK Toggle Senior Secured Notes held by the Related Parties.  Based on their respective holdings of Existing Notes as of November 24, 2014, Cyrus and Mudrick would have the initial right to subscribe for 16.94% (US$4,235,000 principal amount) and 23.12% (US$5,780,000 principal amount) of the Offered Notes, respectively.  The Related Parties along with another significant holder of Existing Notes (the "Backstop Parties"), which based on the Company's records as at November 24, 2014 collectively hold approximately 78.63% of the Existing Notes, have agreed to backstop the Offering. In the event that no holders of Existing Notes other than the Backstop Parties subscribe for Offered Notes, Cyrus and Mudrick would be required under the backstop to subscribe for approximately an additional US$1,150,775 and US$1,571,229 principal amount of Offered Notes, respectively.  The Offering will have no impact on the direct or indirect voting interest of the Related Parties as shareholders.

In conducting their review and approval process with respect to the Offering, Catalyst determined that the terms of the Offering are commercially reasonable.  As no directors of Catalyst hold Existing Notes or otherwise have an interest in the Offering, a special committee was not required. Catalyst's determinations were supported by advice received from its independent financial advisor.

The Offering is expected to close concurrently with the consummation of the previously announced acquisition from NewPage Corporation of the Biron paper mill located in Wisconsin, United States and the Rumford pulp and paper mill located in Maine, United States (the "Acquisition").  Completion of the Offering is subject to closing of the Acquisition and receipt of any required third party and regulatory approvals, including, on account of the Offering involving the Related Parties, the approval of the Toronto Stock Exchange (the "TSX") under section 501(c) of the TSX Company Manual.

Since the consideration payable to the Related Parties (calculated by the TSX to include the total interest payable to the Related Parties for the entire term of the Offered Notes and the discount to face value of the Offered Notes acquired by the Related Parties) exceeds 10% of the market capitalization of the listed Shares, TSX approval is conditional upon Catalyst obtaining shareholder approval of the Offering, excluding Shares held by the Related Parties.  Based on the Company's records of Existing Notes outstanding as at November 24, 2014 and assuming that: (i) no holders of Existing Notes other than the Backstop Parties subscribe for Offered Notes and as a result the Related Parties subscribe for an aggregate of US$12,737,004 principal amount of Offered Notes; (ii) the Offered Notes are issued on December 31, 2014; and (iii) interest on the Offered Notes is paid at 13% over their entire term, the total consideration payable to the Related Parties, as calculated by the TSX, would equal approximately CAD$8,169,709, representing approximately 18.68% of the market capitalization of the listed Shares on the close of market on November 24, 2014 based on the Canada/US dollar exchange rate on such date. Catalyst intends to obtain such shareholder approval by written consents of shareholders holding over 50% of the Shares, excluding Shares held by the Related Parties.

The proceeds from the Offering will be used to provide additional working capital following the completion of the Acquisition. The Offering is not expected to have a material impact on Catalyst's business.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.  None of the securities have been or will be registered under the United States Securities Act of 1933, as amended (the "1933 Act").  Such securities may not be offered or sold in the United States absent registration under the 1933 Act or an applicable exemption from the registration requirements of the 1933 Act.

About Catalyst Paper Corporation

Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills in British Columbia, Catalyst has annual production capacity of 1.5 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Cautionary Note Regarding Forward Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as "expects," "anticipates," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential" or variations thereof, or statements to the effect that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the consummation of the proposed Acquisition, the terms of the Offering, Catalyst's ability to obtain TSX and minority shareholder approval of the Offering, the participation by Existing Noteholders in the Offering and backstop and the proposed use of proceeds of the Offering. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including: the satisfaction or waiver of all conditions to completion of the Acquisition and the Offering; the impact of general economic conditions in the countries in which Catalyst does business; conditions in the capital markets and Catalyst's ability to obtain financing and refinance existing debt; market conditions and demand for Catalyst's products (including declines in advertising and circulation); the implementation of trade restrictions in jurisdictions where Catalyst's products are marketed; fluctuations in foreign exchange or interest rates; raw material prices (including wood fibre, chemicals and energy); the effect of, or change in, environmental and other governmental regulations; uncertainty relating to labour relations; the availability of qualified personnel; the availability of wood fibre; legal proceedings; the effects of competition from domestic and foreign producers; the risk of natural disaster and other factors, many of which are beyond Catalyst's control, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on Catalyst's website at www.catalystpaper.com/investors and at www.sedar.com and www.sec.gov.

Forward-looking statements are based on what Catalyst's management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, Catalyst's ability to manufacture and sell new products and services that meet the needs of its customers and gain commercial acceptance; Catalyst's ability to continue to sell its products and services in the expected quantities at the expected prices and expected times; Catalyst's ability to successfully obtain cost savings from its cost reduction initiatives; Catalyst's ability to implement business strategies and pursue opportunities; expected cost of goods sold; expected component supply costs and constraints; and expected foreign exchange and tax rates. Catalyst cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and Catalyst does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Brian Baarda, Vice-President, Finance and CFO, Catalyst Paper Corporation, +1 (604) 247-4710

CO: Catalyst Paper Corporation

CNW 18:02e 28-NOV-14